Exhibit 99.1

ICON Shareholders Vote in Favour of All Resolutions at Its Annual General Meeting

DUBLIN--(BUSINESS WIRE)--July 20, 2012--ICON plc, (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that all resolutions recommended by the Board at the Annual General Meeting of the Company held on 19 July 2012 were duly passed by shareholders. These resolutions were set out in the Notice of the Annual General Meeting sent to shareholders on 12 June 2012 and are available on the ICON plc website www.iconplc.com.

DISCLOSURE NOTICE: The information contained in this release is as of July 20th, 2012. ICON assumes no obligation to update forward-looking statements contained in this release. A description of risks and uncertainties relating to ICON and its business can be found in ICON’s Annual Report and Form 20-F for the fiscal year ended December 31, 2011 and in its Reports of Foreign Issuer on Form 6-K filed with the US Securities and Exchange Commission.

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has approximately 8,930 employees, operating from 83 locations in 40 countries.

Further information is available at www.iconplc.com

Source: ICON plc

ICON/ICLR-F

CONTACT:
Contact:
Investor Relations
1-888-381-7923
or
Brendan Brennan
Chief Financial Officer
+ 353 –1-291-2000
or
Sam Farthing
VP Investor Relations
+ 353 –1-291-2000
All at ICON.